EXHIBIT 95:
MINE SAFETY DISCLOSURE

Under section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, each operator of a coal or other mine is required to include certain mine safety information in its periodic reports filed with the Securities and Exchange Commission. The table below includes this mine safety information for each mine facility owned and operated by Oil-Dri Corporation of America, or its subsidiaries, for the year ended July 31, 2024. Due to timing and other factors, our data may not agree with the mine data retrieval system maintained by the Mine Safety and Health Administration (“MSHA”). The columns in the table represent the total number of, and the proposed dollar assessment for, violations, citations and orders issued by MSHA during the period upon periodic inspection of our mine facilities in accordance with the referenced sections of the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”), described as follows:

Section 104 Significant and Substantial Violations: Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard.

Section 104(b) Orders: Total number of orders issued due to a failure to totally abate, within the time period prescribed by MSHA, a violation previously cited under section 104, which results in the issuance of an order requiring the mine operator to immediately withdraw all persons from the mine.

Section 104(d) Citations and Orders: Total number of citations and orders issued for unwarrantable failure of the mine operator to comply with mandatory health and safety standards. The violation could significantly and substantially contribute to the cause and effect of a safety and health hazard, but the conditions do not cause imminent danger.

Section 110(b)(2) Flagrant Violations: Total number of flagrant violations defined as a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

Section 107(a) Imminent Danger Orders: Total number of orders issued when an imminent danger is identified which requires all persons to be withdrawn from area(s) in the mine until the imminent danger and the conditions that caused it cease to exist.

Total Dollar Value of Proposed MSHA Assessments: Each issuance of a citation or order by MSHA results in the assessment of a monetary penalty. The total dollar value presented includes any contested penalties.

Legal Actions Pending, Initiated or Resolved: Total number of cases pending legal action before the Federal Mine Safety and Health Review Commission (the "Commission") as of the last day of the reporting period or the number of such cases initiated or resolved during the reporting period.

									Legal Actions
Mine ID	Mine Location	Section 104 “Significant and Substantial” Violations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Flagrant Violations	Section 107(a) Imminent Danger Orders	Total Dollar Value of Proposed MSHA Assessments	Mining Related Fatalities	Pending as of Last Day of Period	Initiated During Period	Resolved During Period
		(#)	(#)	(#)	(#)	(#)	($)	(#)	(#)	(#)	(#)
0900114	Ochlocknee, Georgia	3	—	—	—	—	749	—	—	—	—
2200035	Ripley, Mississippi	4	—	—	—	—	1,571	—	—	—	—
1102403	Mounds, Illinois	8	—	—	—	—	59,686	—	—	5	6
2200582	Blue Mountain, Mississippi	1	—	—	—	—	924	—	—	—	—
0402964	Taft, California	4	—	—	—	—	9,476	—	—	—	—

During this period we received no written notices from MSHA under section 104(e) of the Mine Act of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards; or (ii) the potential to have such a pattern.

Legal actions pending before the Commission may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under section 105 of the Mine Act. The table below includes the pending legal actions as of the last day of the period. The following is a brief description of the types of legal actions that may be brought before the Commission.

Contests of Citations and Orders: A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA.

Contests of Proposed Penalties (Petitions for Assessment of Penalties): A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the alleged violation contained in a citation or order. The validity of the citation may also be challenged in this proceeding as well.

Complaints for Compensation: A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due miners idled by the orders.

Complaints of Discharge, Discrimination or Interference: A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint.

Applications for Temporary Relief: An application for temporary relief from any modification or termination of any order or from any order issued under section 104 of the Mine Act.

Appeals of Judges’ Decisions or Orders to the Commission: A filing with the Commission of a petition for discretionary review of a Judge’s decision or order by a person who has been adversely affected or aggrieved by such decision or order.

Mine ID	Mine location	Contests of Citations and Orders	Contests of Proposed Penalties	Complaints for Compensation	Complaints of Discharge, Discrimination or Interference	Applications for Temporary Relief	Appeals of Judges Decisions or Orders to the Commission
0900114	Ochlocknee, Georgia	—	—	—	—	—	—
2200035	Ripley, Mississippi	—	—	—	—	—	—
1102403	Mounds, Illinois	—	—	—	—	—	—
2200582	Blue Mountain, Mississippi	—	—	—	—	—	—
0402964	Taft, California	—	—	—	—	—	—